UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 23, 2017

DIGITALGLOBE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-34299	31-1420852
(Commission File Number)	(IRS Employer Identification No.)

1300 West 120th Avenue Westminster, Colorado	80234
(Address of Principal Executive Offices)	(Zip Code)

(303) 684-4000

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On February 24, 2017, DigitalGlobe, Inc., a Delaware corporation (the “Company” or “DigitalGlobe”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (“Parent”), SSL MDA Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“SSL MDA Holdings”) and Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of SSL MDA Holdings (“Merger Sub”), pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent. At the time the Merger becomes effective (the “Effective Time”), each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), (other than shares of Company Common Stock held directly or indirectly by Parent, the Company or any of their respective subsidiaries or shares of Company Common Stock owned by stockholders who properly exercise their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”) outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive an amount equal to (a) U.S. $17.50 in cash (the “Cash Consideration”) and (b) 0.3132 of a validly issued, fully paid and non-assessable common share of Parent (“Parent Common Shares”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), without interest and subject to any required withholding for taxes. At the Effective Time, each outstanding share of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (“Company Convertible Preferred Stock”), (other than shares of Company Convertible Preferred Stock held directly or indirectly by Parent, the Company or any of their respective subsidiaries or shares of Company Convertible Preferred Stock owned by stockholders who properly exercise their appraisal rights under the DGCL) will automatically be converted into the right to receive the Merger Consideration that the holder thereof would have been entitled to receive had such holder, immediately prior to the Effective Time, converted such share of Company Convertible Preferred Stock into Company Common Stock pursuant to the Certificate of Designations, Preferences and Rights of Company Convertible Preferred Stock of the Company.

Pursuant to the Merger Agreement, as of the Effective Time, the outstanding equity awards of the Company will be treated as follows:

(a) Each option to purchase shares of Company Common Stock (each a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of Parent Common Shares that together, have a value equal to the positive difference, if any, between the number of shares of Company Common Stock subject to such Company Option less the total exercise price under the Company Option for those shares of Company Common Stock.  For purposes of these payments with respect to the Company Options, the Parent Common Shares and the Company Common Stock will be valued using an average of the closing prices for such a share for the period of five trading days immediately preceding the date on which the Effective Time occurs;

(b) Each restricted stock unit denominated in shares of Company Common Stock (each a “Company RSU”) subject to unsatisfied performance conditions for a performance period that includes the date on which the closing of the Merger occurs (each a “Company Performance-Based RSU”) that is outstanding immediately before the Effective Time, whether vested or unvested, and each Company RSU that is not a Company Performance-Based RSU and that is, immediately prior to the Effective Time and after giving effect to any accelerated vesting in connection with the transactions contemplated by the Merger Agreement, vested (each a “Company Vested Time-Based RSU”), will be cancelled in exchange for the right to receive at the Effective Time (subject to applicable tax withholding or other amounts required by applicable law to be withheld) the Merger Consideration for each share of Company Common Stock subject to such Company RSU. For this purpose, the number of shares of Company Common Stock subject to Company Performance-Based RSUs that, at the Effective Time, remain subject to unsatisfied performance conditions for a performance period that includes the date on which the Effective Time occurs, will be determined as though such performance conditions were satisfied at the applicable “target” level (except as to any such performance condition based on a relative total stockholder return measure) and, as to any applicable unsatisfied performance condition based on a relative total stockholder return measure for a performance period that includes the date on which the closing of the Merger occurs, as though the applicable performance period ended with the trading day immediately preceding the date on which the Effective Time occurs and using an average of the closing prices for a share of Company Common Stock for the period of five trading days immediately preceding the date on which the Effective Time occurs as the value of the Company Common Stock at the end of such performance period for purposes of such performance determination; and

(c) Each Company RSU that is not a Company Performance-Based RSU and that is not, immediately prior to the Effective Time and after giving effect to any accelerated vesting in connection with the transactions contemplated by the Merger Agreement, vested (each a “Company Unvested Time-Based RSU”) that is outstanding immediately before the Effective Time will automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent (each, a “Converted RSU”).  Each Converted RSU will continue to have and be subject to substantially the same terms and conditions as were applicable to such Company RSU immediately before the Effective Time (including vesting conditions and dividend equivalent rights), except that: (i) the Converted RSU will represent the right to receive (subject to applicable tax withholding or other amounts required by applicable law to be withheld) (A) an amount in cash equal to the product of (1) the Cash Consideration multiplied by (2) the total number of shares of Company Common Stock subject to such Company RSU (the “Converted RSU Cash Consideration”), and (B) a number of Parent Common Shares equal to the product of (1) the Stock Consideration multiplied by (2) the total number of shares of Company Common Stock subject to such Company RSU, and (ii) each Converted RSU will be deemed fully vested upon the Effective Time as to the Converted RSU Cash Consideration.

Closing Conditions

The closing of the Merger is subject to the adoption of the Merger Agreement by the holders of a majority in voting power of the outstanding shares of Company Common Stock and Company Convertible Preferred Stock, voting together as a single class (the “Company Stockholder Approval”), and the approval of the issuance of Parent Common Shares in connection with the Merger by a majority of the votes cast on such matter at a meeting of the shareholders of Parent (the “Parent Shareholder Approval”). The closing of the Merger is also subject to various customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), as applicable; receipt of clearance from the Committee on Foreign Investment in the United States (“CFIUS”); receipt of other specified regulatory approvals; the absence of any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction enjoining or otherwise prohibiting the consummation of the Merger; the U.S. Securities and Exchange Commission (the “SEC”) having declared effective a registration statement on Form F-4 under the Securities Act of 1933, as amended, with respect to, and the authorization for listing on the Toronto Stock Exchange and New York Stock Exchange (or Nasdaq) of, the shares of Parent Common Shares issuable in connection with the Merger; receipt by each party of a customary tax opinion; the accuracy of the representations and warranties contained in the Merger Agreement (generally subject to a material adverse effect qualification); compliance with the covenants and agreements in the Merger Agreement in all material respects; and no material adverse effect on either the Company or Parent. The closing of the Merger is not subject to a financing condition.

Representations and Warranties; Covenants

Each of the Company, Parent, SSL MDA Holdings and Merger Sub has made customary representations and warranties and covenants in the Merger Agreement, including covenants to use their respective reasonable best efforts to secure required regulatory approvals, subject to certain exceptions. In addition, the Company has agreed to other customary covenants, including, among others, covenants (a) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger, (b) not to engage in specified types of transactions during this period unless agreed to in writing by Parent, (c) to convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, and (d) subject to certain exceptions, not to change, withdraw, withhold or qualify in a manner adverse to Parent the recommendation of the Board of Directors of the Company (the “Board”) that the Company’s stockholders adopt the Merger Agreement. Parent, SSL MDA Holdings and Merger Sub have agreed to other customary covenants, including, among others, covenants to use their reasonable best efforts to consummate the committed debt financing.

Termination and Termination Fees

The Merger Agreement contains certain termination rights, including the right of the Company to terminate the Merger Agreement under specified circumstances to accept an unsolicited superior proposal from a third party. The Merger Agreement provides that, upon termination of the Merger Agreement by the Company or Parent under specified circumstances (including termination by the Company to accept a superior proposal), a termination fee of U.S. $85 million (the “Termination Fee”) will be payable by the Company or Parent to the other party.

The Merger Agreement also provides that Parent will be required to pay the Company a reverse termination fee of U.S. $150 million (the “Regulatory Termination Fee”) under specified circumstances, including where the Merger Agreement is terminated (a) by Parent or the Company because (1) CFIUS notifies Parent and the Company in writing that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or to prohibit the Merger, (2) a governmental entity has issued a permanent injunction or other judgment enjoining or otherwise prohibiting the consummation of the Merger or making the Merger illegal and such injunction or other judgment has become final and non-appealable; or (3) the Merger has not been consummated by the End Date (as defined below) and the required regulatory approvals have not been obtained (but the Company has satisfied certain of its closing conditions and obtained the Company Stockholder Approval); or (b) by Parent due to failure to obtain the Parent Shareholder Approval and at the time of termination the regulatory approvals have not been obtained (but the Company has satisfied its closing conditions and obtained the Company Stockholder Approval); provided, however, that if the Parent Shareholder Approval is not obtained at the Parent Shareholder Meeting and prior to such Parent Shareholder Meeting, the Board of Directors of Parent has withdrawn, withheld or qualified in a manner adverse to the Company the recommendation of the Board of Directors of the Parent as a result of a superior proposal (which proposal has not been withdrawn prior to such Parent Shareholder Meeting), then Parent will be required to pay the Company the Termination Fee instead of the Reverse Termination Fee.

The Merger Agreement also provides that each party to the Merger Agreement may compel the other party or parties thereto to specifically perform its or their obligations under the Merger Agreement. Subject to certain exceptions and limitations, either party may terminate the Merger Agreement if the Merger is not consummated by December 7, 2017 (such date, the “End Date”).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included with this Current Report on Form 8-K to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of that agreement and as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and Forms 8-K and other documents that the Company files or has filed with the SEC.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change to Fiscal Year.

On February 23, 2017, the Board approved and adopted an amendment to the Company’s Amended and Restated By-Laws (the “Bylaw Amendment”). The Bylaw Amendment became effective on February 23, 2017.

The Bylaw Amendment provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Company’s Certificate of Incorporation or Bylaws (as may be amended from time to time) or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state court located within the State of Delaware or the federal district court for the District of Delaware). Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company is deemed to have notice of and consented to the provisions of the Bylaw Amendment.

The foregoing description of the Bylaw Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Bylaw Amendment, which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On February 24, 2017, DigitalGlobe and Parent issued a joint press release announcing the entry into the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished under Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of February 24, 2017, by and among DigitalGlobe, Inc., MacDonald, Dettwiler and Associates Ltd., SSL MDA Holdings, Inc., and Merlin Merger Sub, Inc.*

3.1	Amendment, dated February 23, 2017, to the Amended and Restated By-Laws of DigitalGlobe, Inc.

99.1	Joint press release issued by DigitalGlobe, Inc. and MacDonald, Dettwiler and Associates Ltd. on February 24, 2017

*  All schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Company will furnish copies of any such schedules and exhibits to the SEC upon request.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of the Company with a wholly owned subsidiary of Parent.  In connection with the proposed merger, Parent intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement of the Company that also constitutes a preliminary prospectus of Parent. After the registration statement is declared effective, Parent and the Company will mail the definitive proxy statement/prospectus to the Company’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by the Company or Parent for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Parent also can be obtained free of charge on Parent’s corporate website at www.mdacorporation.com or by contacting Parent’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MacDonald, Dettwiler & Associates Ltd., Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by the Company also can be obtained free of charge on the Company’s corporate website at www.digitalglobe.com or by contacting the Company’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, the Company, Parent, and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed Merger. Information concerning the ownership of Company securities by the Company’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about the Company’s directors and executive officers is also available in the Company’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016. Information about the directors and executive officers of Parent is set forth in the Management Proxy Circular for Parent’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com.  Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed Merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIGITALGLOBE, INC.

Dated: February 24, 2017	By:	/s/ Daniel L. Jablonsky
		Name:	Daniel L. Jablonsky
		Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of February 24, 2017, by and among DigitalGlobe, Inc., MacDonald, Dettwiler and Associates Ltd., SSL MDA Holdings, Inc., and Merlin Merger Sub, Inc.*

3.1	Amendment, dated February 23, 2017, to the Amended and Restated By-Laws of DigitalGlobe, Inc.

99.1	Joint press release issued by DigitalGlobe, Inc. and MacDonald, Dettwiler and Associates Ltd. on February 24, 2017

* All schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Company will furnish copies of any such schedules and exhibits to the SEC upon request.